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04002136

SECU ⁞MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53063

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 _____ AND ENDING December 31, 2003 _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HFI Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7710 Carondelet Avenue, Suite 404
_____(No. and Street)

St. Louis _____ Missouri _____ 63105-3324
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Winkelmann _____ 314-726-1312
                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubin, Brown, Gornstein & Co. LLP
_____
(Name – if individual, state last, first, middle name)

One North Brentwood	St. Louis	Missouri	63105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                        contained in this form are not required to respond unless the form displays
                        a currently valid OMB control number.

Page 2

OATH OR AFFIRMATION

I, James A. Winkelmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HFI Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
_____
_____

Signature

PRESIDENT

Title

_____
Notary Public

PAMELA J. LEWELLEN
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires May 8, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report On Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HFI SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2003



HFI SECURITIES, INC.
A Longrow Holdings, Inc. Company

Contents



Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report

Board of Directors
HFI Securities, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of HFI Securities, Inc. as of December 31, 2003, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFI Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rubin, Brown, Gornstein & Co. LLP

January 13, 2004



an independent member of
BAKER TILLY
INTERNATIONAL

HFI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

Assets

Cash and cash equivalents	$	42,142
Deposit with clearing organization (Note 2)		51,570
Securities owned - marketable, at market value		899
Receivable from clearing organization		12,109
Prepaid expenses		2,673
	$	109,393

Liabilities And Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	6,500
Due to parent company (Note 4)		15,094
Total Liabilities		21,594

Stockholder's Equity

Common Stock:		
Authorized 30,000 shares of no par value; issued and outstanding 100 shares		32,078
Additional paid-in capital		50,000
Retained earnings		5,721
Total Stockholder's Equity		87,799
	$	109,393

HFI SECURITIES, INC.

STATEMENT OF INCOME
For The Year Ended December 31, 2003

Revenues	
Commissions (Note 4)	$ 603,838
Other income	14,659
Total Revenues	618,497
Expenses	
Commissions	204
Management fees (Note 4)	471,234
Exchange and clearance fees	121,419
Other expenses	25,002
Total Expenses	617,859
Income From Operations	638
Unrealized Gain On Investments	330
Net Income	$ 968

HFI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2003

| | Common Stock | | Additional Paid-In | Retained | Total Stockholder's |
	Shares	Amount	Capital	Earnings	Equity
Balance - January 1, 2003	100	$ 32,078	$ 50,000	$ 4,753	$ 86,831
Net Income	—	—	—	968	968
Balance - December 31, 2003	100	$ 32,078	$ 50,000	$ 5,721	$ 87,799

HFI SECURITIES, INC.

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2003

Cash Flows From Operating Activities	
Net income	$ 968
Adjustments to reconcile net income to net cash	
used in operating activities:	
Unrealized gain on investments	(330)
Change in assets and liabilities:	
Increase in deposit with clearing organization	(1,570)
Increase in receivable from clearing organization	(6,395)
Increase in prepaid expenses	(385)
Decrease in accounts payable and accrued expenses	(10)
Increase in due to affiliated companies	6,001
Net Cash Used In Operating Activities	(1,721)
Net Decrease In Cash And Cash Equivalents	(1,721)
Cash And Cash Equivalents - Beginning Of Year	43,863
Cash And Cash Equivalents - End Of Year	$ 42,142

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

1. Summary Of Significant Accounting Policies

Estimates And Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Securities Transactions

Securities transactions of the Company are recorded on the trade date basis. Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

Cash And Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of its parent company. The parent company makes all necessary income tax payments for the Company. The provision is the amount assessed by the parent company for the Company's pro rata share of current federal and state income taxes at statutory rates, calculated as if the companies filed on a separate return basis. During 2003, no assessment for income taxes was made by the parent company.

2. Operations

HFI Securities, Inc. (the Company) was incorporated November 28, 2000 with its principal activity being a broker of stocks, bonds, mutual funds and other securities. The Company is a wholly owned subsidiary of Longrow Holdings, Inc.

Notes To Financial Statements *(Continued)*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15a3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company was in compliance with both of the above-stated net capital rules.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $50,000 of cash and/or securities be maintained with the broker-dealer. The deposit is made up of cash.

3. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

4. Related Party Transactions

The Company is operating under a management agreement with Longrow Holdings, Inc. (Longrow), its parent company. The management agreement provides for services to be provided by Longrow including payment of utilities and the use of office space, office equipment and employees of Longrow. In exchange for these services, the Company pays to Longrow, on a monthly basis, management fees to be mutually determined by the management of both companies. Management fees amounted to $471,234 for the year ended December 31, 2003, of which $11,660 is accrued and unpaid at the end of 2003. The Company also owes Longrow $3,433 for federal and state income taxes from prior years at December 31, 2003.

In addition, the Company receives commission income from a company affiliated by common ownership for buying and selling securities directed to the Company at the affiliate's discretion. Total commission income from these trades amounted to $366,050 for the year ended December 31, 2003.



Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report
On Supplementary Information
Required By Rule 17a-5 Of The Securities
And Exchange Commission

Board of Directors
HFI Securities, Inc.
St. Louis, Missouri

We have audited the accompanying financial statements of HFI Securities, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated January 13, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubin, Brown, Gornstein & Co. LLP

January 13, 2004

HFI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Net Capital

Total stockholder's equity $ 87,799

Deductions and/or charges:
Non-allowable assets:
Prepaid expenses 2,673

Haircuts on securities:
Other securities 135

Net Capital $ 84,991

Aggregate Indebtedness $ 21,594

Computation Of Basic Net Capital Requirement
Minimum net capital required $ 1,440

Minimum dollar net capital requirement $ 5,000

Net capital requirement (greater of above) $ 5,000

Excess net capital $ 79,991

Excess net capital at 1000% $ 82,832

Ratio of aggregate indebtedness to net capital 0.25 to 1

HFI SECURITIES, INC.

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART II OF FORM X-17a-5)
December 31, 2003

Net Capital as reported in Company's Part II (unaudited) Focus Report	$ 88,560
Haircut on other securities	(135)
Additional income taxes payable to parent company	(3,434)
Net Capital, per audited statement	$ 84,991

EXEMPTIVE PROVISION UNDER RULE 15c3-3
December 31, 2003

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination Of Reserve Requirements Under Rule 15c3-3" and "Information Relating to the Possession Or Control Requirements Under Rule 15c3-3" are inapplicable.



Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report
On Internal Accounting Control

Board of Directors
HFI Securities, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of HFI Securities, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verification, and comparisons,
2) Recordation of differences required by Rule 17a-13, or
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

an independent member of
BAKER TILLY
INTERNATIONAL

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and, of the practices and procedures referred to in the preceding paragraph, assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Rubin, Brown Gornstein & Co. LLP

January 13, 2004